Filed by DTRT Health Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DTRT Health Acquisition Corp.

Commission File No.: 001-40774

Date: October 20, 2022

Consumer Direct Holdings, Inc. Announces Filing of Registration Statement on Form S-4 in Connection with Its Proposed Business Combination with DTRT Health Acquisition Corp.

MISSOULA, MONTANA, October 20, 2022— Consumer Direct Holdings, Inc. (“CDH” or the “Company”), a leading provider of self-directed in-home personal care, and DTRT Health Acquisition Corp. (“DTRT”) (Nasdaq: DTRT, DTRTU, DTRTW) a publicly-traded special purpose acquisition company, announced today that a registration statement on Form S-4 (the “Registration Statement”) has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Grizzly New Pubco, Inc. (“New Pubco”), a wholly owned subsidiary of DTRT, which contains a preliminary proxy statement/prospectus, in connection with CDH’s previously announced proposed business combination with DTRT. The Registration Statement provides important information about DTRT, CDH and the proposed business combination, but the Registration Statement has not yet become effective and the information contained therein is subject to change.

On September 28, 2022, CDH entered into a merger agreement with DTRT. The business combination is expected to be completed in the first quarter of 2023, subject to approval by DTRT’s stockholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions. Following the business combination with DTRT, New Pubco is expected to be renamed to Consumer Direct Care Network, Inc. and its common stock and public warrants will trade on Nasdaq under the symbol “CDCN” and “CDCNW”, respectively. The transaction values CDH at a pro forma enterprise value of approximately $691 million.

About CDH

CDH is a leading national provider of self-directed in-home personal solutions, primarily focused on non-medical personal care for long-term aging and disability clients. CDH provides services under agreements with state Medicaid agencies, federal Veterans Administration providers, local government agencies, managed care organizations, commercial insurers and private individuals. CDH believes that care provided in the home generally costs less than facility-based care and is preferred by clients and their families. CDH believes that self-directed care also provides significant value to state Medicaid agencies and managed care organizations, including lower cost of services and higher satisfaction rates versus care in a facility or through a traditional home care agency. CDH’s expertise and experience provides competitive advantages when responding to requests for proposals and in creating unique program attributes required by some payors.

About DTRT Health Acquisition Corp.

DTRT Health Acquisition Corp. is a special purpose acquisition company formed for the purpose of entering into a business combination. Its objective is to acquire a healthcare company that is poised for rapid growth amid today’s evolving healthcare landscape and that will capitalize on the fragmented nature of the industry to drive accretive consolidation. Its securities are listed on Nasdaq under the tickers “DTRT,” “DTRTU” and “DTRTW.” DTRT is led by Mark Heaney, Chief Executive Officer and Executive Chairman, Arion Robbins, Chief Operating Officer and Don Klink, Chief Financial Officer.

For more information please visit https://www.dtrthealth.com/.

Important Information About the Business Combination and Where to Find It

This press release relates to a proposed business combination between CDH and DTRT. In connection with the proposed business combination, New Pubco filed a Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement, that will be both the proxy statement to be distributed to DTRT’s stockholders in connection with its solicitation of proxies for the vote by DTRT’s stockholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the preliminary prospectus relating to the offer and sale of the securities to be issued in the business combination. After the Registration Statement is declared effective, DTRT will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. DTRT’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about CDH, DTRT and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of DTRT as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to DTRT’s secretary at 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, (312) 316-5473.

Participants in the Solicitation

DTRT and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DTRT’s stockholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of DTRT’s directors and officers in DTRT’s filings with the SEC, including DTRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 1, 2022, and such information and names of DTRT’s directors and executive officers is also in the Registration Statement. Stockholders can obtain copies of DTRT’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov. CDH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DTRT in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Registration Statement.

Non-Solicitation

This press release relates to a proposed business combination between CDH and DTRT and is not intended and does not constitute a proxy statement or solicitation of a proxy and does not constitute an offer to sell or a solicitation of an offer to buy the securities of DTRT or CDH, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or DTRT’s or CDH’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which CDH operates and anticipated growth in demand for CDH’s services, projections of CDH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed business combination and the timing of the completion of the proposed business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DTRT and its management, and CDH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of subsequent definitive agreements with respect to the proposed business combination; (ii) the outcome of any legal proceedings that may be instituted against DTRT, CDH, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DTRT or CDH; (iv) the inability of DTRT or CDH to satisfy other conditions to closing; (v) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of CDH as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to maintain relationships with customers, suppliers, labor unions and other organizations that have a role in the business of CDH and the ability of the combined company to retain its management and key employees; (ix) costs related to the business combination; (x) changes in applicable laws or regulations, including those affecting in-home healthcare; (xi) the possibility that CDH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) changes to CDH’s estimates of expenses and profitability; (xiii) the evolution of the markets in which CDH competes; (xiv) the ability of CDH to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of CDH to satisfy regulatory requirements; (xvi) the impact of the COVID-19 pandemic on CDH’s and the combined company’s business; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DTRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 1, 2022, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to DTRT’s stockholders and related Registration Statement, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by DTRT.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither DTRT nor CDH undertakes any duty to update these forward-looking statements.

Contacts

Investor Contacts

DTRT:

Arion Robbins

Arobbins@dtrthealth.com

Blueshirt:

Lilly Bindley

CDCN@blueshirtgroup.com

Media:

MediaCDCN@consumerdirectcare.com